



SOLARIS®
OILFIELD INFRASTRUCTURE

- *Oilfield Innovation*

- *Streamlined Last-Mile Logistics*

- *On-demand Inventory*

- *Real-time Inventory Monitoring*

SUMMARY

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our Class A common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading "Risk Factors," "Cautionary Statement Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Except as otherwise indicated or required by the context, all references in this prospectus to the "Company," "we," "us" and "our" refer to Solaris Oilfield Infrastructure, LLC ("Solaris LLC") and its consolidated subsidiaries before the completion of our corporate reorganization in connection with this offering and Solaris Oilfield Infrastructure, Inc. ("Solaris Inc.") and its consolidated subsidiaries as of the completion of our corporate reorganization and thereafter.

Except as otherwise indicated, all information contained in this prospectus (i) assumes an initial public offering price of $16.50 per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), (ii) assumes that the underwriters do not exercise their option to purchase additional shares and (iii) excludes Class A common stock reserved for issuance under our long-term incentive plan, including 623,827 restricted shares of our Class A common stock expected to be issued in connection with this offering under our long-term incentive plan and 591,261 shares of our Class A common stock issuable upon exercise of outstanding stock options.

Our Company

We manufacture and provide our patented mobile proppant management systems that unload, store and deliver proppant at oil and natural gas well sites. Our systems reduce our customers' cost and time to complete wells by improving the efficiency of proppant logistics, in addition to enhancing well site safety. Our customers include oil and natural gas exploration and production ("E&P") companies, such as EOG Resources, Inc., Devon Energy and Apache Corporation, as well as oilfield service companies, such as ProPetro Services, Inc. Our systems are deployed in many of the most active oil and natural gas basins in the U.S., including the Permian Basin, the Eagle Ford Shale and the SCOOP/STACK formation. Since commencing operations in April 2014, we have grown our fleet from two systems to 36 systems. Demand for our systems in the second half of 2016 was significantly higher than in the first half of 2016, and we expect demand for our systems in 2017 to continue the demand trends we experienced in the second half of 2016. We currently have more demand for our systems than we can satisfy with our existing fleet, and we expect to increase our fleet to between 60 and 64 systems by the end of 2017 in response to customer demand.

Our mobile proppant system is designed to address the challenges associated with transferring large quantities of proppant to the well site, including the cost and management of last mile logistics, which we define as the transportation of proppant from transload terminal or regional proppant mine to the well site. Today's horizontal well completion designs require between 400 and 1,000 truckloads of proppant delivered to the well site per well which creates bottlenecks in the storage, handling and delivery of proppant. Our patented systems typically provide 2.5 million pounds of proppant storage capacity in a footprint that is considerably smaller than traditional or competing well site proppant storage equipment. Our systems have the ability to unload up to 24 pneumatic proppant trailers simultaneously. Importantly, the proppant storage silos in our systems can be filled from trucks while simultaneously delivering proppant on-demand directly to the blender for hydraulic fracturing operations. Accordingly, our systems can maintain high rates of proppant delivery for extended periods of time, which helps achieve a greater number of frac stages per day, driving a reduction in our customers' costs. Our systems also reduce the amount of truck demurrage, or wait time, at the well site which can result in significant cost savings for our customers.

Another benefit of our system is its ability to measure proppant inventory and delivery rates real-time through our proprietary inventory management system (the "PropView™ system"), which enables our customers

We believe these operational efficiencies reduce completion costs for our E&P customers and increase revenue and fleet utilization for our pressure pumping customers, who typically earn revenue on a per-fracturing stage basis.

Competitive Strengths

We believe that we will be able to successfully execute our business strategies because of the following competitive strengths:

- *Innovative system that enhances completion efficiency while reducing cost of last mile logistics.* Our patented mobile proppant management system is a proven solution for unloading, storing and delivering proppant at the well site, and we believe it solves many of the challenges the oil and gas industry faces today, including managing increasing completion activity, proppant demand and complex last mile logistics. Our systems reduce our customers' cost and time to complete wells by improving the efficiency of proppant logistics, in addition to enhancing well site safety. Our systems also can maintain high rates of proppant delivery for extended periods of time, which helps achieve a greater number of frac stages per day, driving a further reduction in our customers' costs.

- *Blue-chip and growing customer base in active oil and gas basins in the United States.* We believe that our customers are long-term participants in the development of resources in the U.S. that value safe and efficient operations and will seek to develop a long-term relationship with us. Our customers include some of the most active companies in the industry, including E&P operators, such as EOG Resources, Inc., Devon Energy and Apache Corporation, and oilfield service companies, such as ProPetro Services, Inc. We currently provide our equipment and services in many of the most active oil and gas basins in the U.S., including the Permian Basin, the Eagle Ford Shale, the SCOOP/STACK Formation and the Marcellus Shale/Utica Shale. As of March 31, 2017, more than 80% of our current fleet was deployed to customers who are renting multiple systems.

- *Scalable, vertically integrated manufacturing capability.* Because we are a vertically integrated manufacturer, we have the flexibility to adjust our manufacturing operations to both meet customer demand and to react to market conditions. Our manufacturing facility in Early, Texas is currently producing two systems per month, and we believe that we have the capacity to manufacture up to four systems per month without expanding these existing facilities. We currently have more demand for our systems than we can satisfy with our current fleet, and we expect to increase our fleet to between 60 and 64 systems by the end of 2017 in response to customer demand.

- *Capital-efficient business model resulting in strong operational cash flow.* Our internal manufacturing capacity helps us reduce and maintain control over the amount of capital required to expand our fleet. In addition, we have low operating costs and maintaining our systems requires minimal expenditures, which we expect will enable us to generate strong operational cash flow, though we incurred a net loss for the year ended December 31, 2015.

- *Strong balance sheet and financial flexibility.* We believe our balance sheet strength represents a significant competitive advantage, allowing us to proactively grow our fleet and weather industry cycles, while also pursuing initiatives to further grow and expand our product offerings with new and existing customers. Our customers seek to employ well-capitalized service providers that are in the best position to meet their service requirements and their financial obligations, and, as a result we intend to continue to maintain a strong balance sheet. At the closing of this offering, we expect to have approximately $129.8 million in liquidity from $109.8 million of cash on hand and $20.0 million of available capacity under our credit facility, which we expect to amend in connection with this offering to, among other things, increase the aggregate commitments thereunder. Our liquidity will provide us with the means to manufacture additional systems, increase our service offerings and generally grow our operations.

After giving effect to these transactions and the offering contemplated by this prospectus and assuming the underwriters' option to purchase additional shares is not exercised:

- the Existing Owners will own all of the Class B common stock, representing 74.9% of our capital stock (of which, (i) Yorktown will own approximately 46.4% of our Class B common stock, representing approximately 34.3% of our capital stock and (ii) William A. Zartler, the Chairman of our board of directors, will beneficially own approximately 40.1% of our Class B common stock, representing approximately 29.6% of our capital stock),

- Solaris Inc. will own an approximate 25.1% interest in Solaris LLC; and

- the Existing Owners will own an approximate 74.9% interest in Solaris LLC.

If the underwriters' option to purchase additional shares is exercised in full:

- the Existing Owners will own Class B common stock, representing 71.1% of our capital stock (of which, (i) Yorktown will own approximately 46.4% of our Class B common stock, representing approximately 32.6% of our capital stock and (ii) Mr. Zartler will beneficially own approximately 40.1% of our Class B common stock, representing approximately 28.1% of our capital stock),

- Solaris Inc. will own an approximate 28.9% interest in Solaris LLC and

- the Existing Owners will own an approximate 71.1% interest in Solaris LLC.

The 12,676,659 shares of Class B common stock that are expected to be beneficially owned by Mr. Zartler following completion of the offering as discussed above includes 11,330,235 shares (or 10,760,576 shares, if the underwriters' option to purchase additional shares is exercised in full) of Class B common stock, representing approximately 35.8% of our Class B common stock and 26.5% of our capital stock (or 35.8% of our Class B common stock and 25.1% of our capital stock, if the underwriters' option to purchase additional shares is exercised in full) following completion of this offering, that are held by Loadcraft Site Services LLC ("LSS"), an entity that Mr. Zartler may be deemed to control. LSS has advised us that it intends, following completion of this offering, to make a pro rata distribution (the "LSS Distribution") of all of the shares of Class B common stock and Solaris LLC Units it receives in connection with our Corporate Reorganization on a pro rata basis to its members. In connection with such distribution, it is anticipated that Solaris Energy Capital, LLC, a company controlled by Mr. Zartler ("Solaris Energy Capital"), will receive 5,584,401 shares (or 5,303,440 shares, if the underwriters' option to purchase additional shares is exercised in full) of Class B common stock. Accordingly, following such distribution, it is expected that Mr. Zarter will beneficially own 6,930,825 shares (or 6,582,169 shares, if the underwriters' option to purchase additional shares is exercised in full) of Class B common stock, representing approximately 21.9% of our Class B common stock and 16.2% of our capital stock (or 21.9% of our Class B common stock and 15.4% of our capital stock, if the underwriters' option to purchase additional shares is exercised in full) following the completion of this offering and the distribution by LSS. The LSS Distribution will not impact Yorktown's ownership in us. Additionally, following the distribution, we do not expect any of our Existing Owners other than Yorktown, Solaris Energy Capital and Mr. Zartler to own more than 5% of our outstanding capital stock.

Please see "Security Ownership of Certain Beneficial Owners and Management."

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any exchange.

THE OFFERING

Class A common stock offered by us....	10,600,000 shares (12,190,000 shares if the underwriters' option to purchase additional shares is exercised in full).
Class A common stock to be outstanding immediately after completion of this offering	10,600,000 shares (12,190,000 shares if the underwriters' option to purchase additional shares is exercised in full).
Class B common stock to be outstanding immediately after completion of this offering	31,624,320 shares (30,034,320 shares if the underwriters' option to purchase additional shares is exercised in full), or one share for each Solaris LLC Unit held by the Existing Owners immediately following this offering. Class B shares are non-economic. When a Solaris LLC Unit is redeemed for a share of Class A common stock, a corresponding share of Class B common stock will be cancelled.
Voting power of Class A common stock after giving effect to this offering	25.1% (or (i) 28.9% if the underwriters' option to purchase additional shares is exercised in full and (ii) 100% if all outstanding Solaris LLC Units held by the Existing Owners are redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis).
Voting power of Class B common stock after giving effect to this offering	74.9% (or (i) 71.1% if the underwriters' option to purchase additional shares is exercised in full and (ii) 0% if all outstanding Solaris LLC Units held by the Existing Owners are redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis).
Voting rights.	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. See "Description of Capital Stock."
Use of proceeds	We expect to receive approximately $161.3 million of net proceeds from the sale of Class A common stock offered by us after deducting underwriting discounts and estimated offering expenses payable by us.

We intend to contribute all of the net proceeds of this offering received by us to Solaris LLC in exchange for Solaris LLC Units. Solaris LLC will use the net proceeds (i) to fully repay our existing balance of approximately $5.5 million under our credit facility, (ii) to pay $5.0 million in cash bonuses to certain employees and consultants, (iii) to distribute approximately $47.0 million to Existing Owners as part of the corporate reorganization being undertaken in connection with this offering and (iv) for general corporate purposes, including to fund our 2017 capital program. Please see "Use of Proceeds."

Dividend policy . . . .   We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant.

Redemption Rights of Existing
  Owners . . . .   Under the Solaris LLC Agreement, each Existing Owner will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for, at Solaris LLC's election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Solaris Inc. (instead of Solaris LLC) will have the right, pursuant to the Call Right, to acquire each tendered Solaris LLC Unit directly from the redeeming Existing Owner for, at Solaris Inc.'s election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In addition, upon a change of control of Solaris Inc., Solaris Inc. has the right to require each holder of Solaris LLC Units (other than Solaris Inc.) to exercise its Redemption Right with respect to some or all of such unitholder's Solaris LLC Units. In connection with any redemption of Solaris LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—Solaris LLC Agreement."

Tax Receivable Agreement . . . .   Solaris Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of Solaris LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Solaris LLC and such adjustments will be allocated to Solaris Inc. These adjustments would not have been available to Solaris Inc. absent its acquisition or deemed

	acquisition of Solaris LLC Units and are expected to reduce the amount of cash tax that Solaris Inc. would otherwise be required to pay in the future.
	In connection with the closing of this offering, we will enter into a Tax Receivable Agreement with the TRA Holders which will generally provide for the payment by Solaris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Solaris Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of certain tax basis increases and certain tax benefits attributable to imputed interest. We will retain the benefit of the remaining 15% of these cash savings. See "Risk Factors—Risks Related to this Offering and our Class A Common Stock" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."
Directed Share Program	The underwriters have reserved for sale at the initial public offering price up to 5% of the Class A common stock being offered by this prospectus (excluding the shares of Class A common stock that may be issued upon the underwriters' exercise of their option to purchase additional Class A common stock) for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing Class A common stock in the offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Please read "Underwriting" beginning on page 122.
Listing symbol	We have been approved to list our Class A common stock on the New York Stock Exchange (the "NYSE") under the symbol "SOI."
Risk Factors	You should carefully read and consider the information beginning on page 18 of this prospectus set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

The information above does not include 4,992,066 shares of Class A common stock reserved for issuance pursuant to our long-term incentive plan, including (i) the 623,827 restricted shares of our Class A common stock expected to be issued to certain officers, directors, employees and consultants in connection with this offering and (ii) 591,261 shares of Class A common stock issuable upon exercise of outstanding stock options held by certain of our employees, executive officers and directors, all of which are exercisable immediately following the completion of this offering, and which were granted in 2015 pursuant to the Solaris LLC 2015 Membership Unit Option Plan. In connection with the consummation of this offering, these options will be converted into options under our long-term incentive plan. The options granted under the Solaris LLC 2015 Membership Unit Option Plan had an exercise price of $135.00 per unit, which exercise price will be proportionately adjusted in connection with the Corporate Reorganization to an exercise price of $2.87 per share.

	Year ended December 31,	
	2016	2015
	(in thousands, except per share and operating data)	
Income (loss) before income tax expense	2,846	(1,306)
Income tax expense	43	67
Net income (loss)	$ 2,803	$ (1,373)
Pro forma information(1):		
Pro forma net loss(2)	$ (1,072)	
Pro forma non-controlling interest(3)	(1,959)	
Pro forma net loss attributable to common stockholders(2)	$ (3,031)	
Pro forma net loss per share attributable to common stockholders(4)		
Basic	$ (0.29)	
Diluted	$ (0.29)	
Pro forma weighted-average number of shares(4)		
Basic	10,600,000	
Diluted	10,600,000	
Balance Sheet Data (at period end):		
Property, plant and equipment, net	$ 54,350	$ 46,846
Total assets	77,236	70,553
Long-term debt (including current portion)	3,041	529
Total liabilities	5,890	3,085
Total members' equity	71,346	67,468
Cash Flow Statement Data:		
Net cash provided by operating activities	$ 4,521	$ 2,156
Net cash used in investing activities	(10,935)	(27,859)
Net cash provided by financing activities	3,059	7,878
Other Data:		
Adjusted EBITDA(5)	$ 6,788	$ 1,659
Revenue days(6)	5,745	2,579

(1) For additional information regarding our pro forma information, please see the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus.

(2) Pro forma net loss reflects a pro forma income tax benefit of $1.7 million for the year ended December 31, 2016, of which $1.7 million is associated with the income tax effects of the corporate reorganization described under "—Corporate Reorganization" and this offering. Solaris Inc. is a corporation and is subject to U.S. federal and State of Texas income tax. Our predecessor, Solaris LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated net loss in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(3) Reflects the pro forma adjustment to non-controlling interest and net income (loss) attributable to common stockholders to reflect the ownership of Solaris LLC Units by each of the Existing Owners.

(4) Pro forma net loss per share attributable to common stockholders and weighted average shares outstanding reflect the estimated number of shares of Class A common stock we expect to have outstanding upon the completion of our corporate reorganization described under "—Corporate Reorganization." Pro forma weighted average shares outstanding used to compute pro forma earnings per share for the year ended December 31, 2016 excludes 326,858 shares of weighted average restricted Class A common stock expected to be issued in connection with this offering under our long-term incentive plan, 488,399 shares of Class A common stock issuable upon exercise of outstanding stock options and 31,624,320 Class B Common Stock,

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

Our principal stockholders will collectively hold a substantial majority of the voting power of our common stock.

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation. Upon completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares), the Existing Owners will own 100.0% of our Class B common stock and a 74.9% interest in Solaris LLC (representing 74.9% of our combined economic interest and voting power) of which, (i) Yorktown will own approximately 46.4% of our Class B common stock and an approximate 34.3% interest in Solaris LLC (representing approximately 34.3% of our combined economic interest and voting power) and (ii) William A. Zartler, the Chairman of our board of directors, will beneficially own approximately 40.1% of our Class B common stock and an approximate 29.6% interest in Solaris LLC (representing approximately 29.6% of our capital stock). Following the LSS Distribution, it is expected that Mr. Zarter will beneficially own approximately 21.9% of our Class B common stock and an approximate 16.2% interest in Solaris LLC (representing approximately 16.2% of our capital stock).

Although the Existing Owners are entitled to act separately in their own respective interests with respect to their ownership in us, if the Existing Owners choose to act in concert, they will together have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, they will be able to determine the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company. The existence of significant stockholders may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company.

So long as the Existing Owners continue to control a significant amount of our common stock, each will continue to be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a potential transaction is in their own best interests. In any of these matters, the interests of the Existing Owners may differ or conflict with the interests of our other stockholders. In addition, certain of our Existing Owners, including Yorktown, and their respective affiliates may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Such Existing Owners and their respective affiliates may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue. Moreover, this concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling stockholder.

Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

Certain of our directors hold positions of responsibility with other entities (including affiliated entities) that are in the oil and natural gas industry. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide

that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our directors' business affiliations and the potential conflicts of interest of which our stockholders should be aware, see "Certain Relationships and Related Party Transactions."

Certain Designated Parties are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable such Designated Parties and their respective affiliates to benefit from corporate opportunities that might otherwise be available to us.

Our governing documents will provide that Yorktown, Wells Fargo Central Pacific Holdings, Inc. and our directors who are not also our officers, including William A. Zartler, the Chairman of our board of directors, who upon completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares), will beneficially own approximately 40.1% of our Class B common stock, representing approximately 29.6% of our capital stock, and their respective portfolio investments and affiliates (collectively, the "Designated Parties") are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. Following the LSS Distribution, it is expected that Mr. Zarter will beneficially own approximately 21.9% of our Class B common stock and an approximate 16.2% interest in Solaris LLC (representing approximately 16.2% of our capital stock).

In particular, subject to the limitations of applicable law, our amended and restated certificate of incorporation will, among other things:

- permit such Designated Parties to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

- provide that if such Designated Parties, or any employee, partner, member, manager, officer or director of such Designated Parties who is also one of our directors, becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

The Designated Parties may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Furthermore, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, the Designated Parties may dispose of oil and natural gas service assets in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to the Designated Parties could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours. Please read "Description of Capital Stock—Corporate Opportunity."

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock and could deprive our investors of the opportunity to receive a premium for their shares.

Our amended and restated certificate of incorporation will authorize our board of directors to issue preferred stock without stockholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders. These provisions include:

- dividing our board of directors into three classes of directors, with each class serving staggered three-year terms;

- permitting special meetings of our stockholders to be called only by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships;

- requiring the affirmative vote of the holders of at least 75% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office at any time, and directors will be removable only for "cause";

- prohibiting cumulative voting in the election of directors;

- establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and

- providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

In addition, certain change of control events have the effect of accelerating the payment due under the Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. Please see "—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement."

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $3.16 per share.

Based on an assumed initial public offering price of $16.50 per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $3.16 per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of December 31, 2016 after giving effect to this offering would be $4.84 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

We do not intend to pay cash dividends on our Class A common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We do not plan to declare cash dividends on shares of our Class A common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of our Class A common stock in subsequent offerings. In addition, subject to certain limitations and exceptions, the Existing Owners may redeem their Solaris LLC Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. After the completion of this offering, we will have 10,600,000 outstanding shares of Class A common stock and 31,624,320 outstanding shares of Class B common stock. This number includes 10,600,000 shares of Class A common stock that we are selling in this offering but does not include the 1,590,000 shares of Class A common stock that we may sell in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, the Existing Owners will own 31,624,320 shares of Class B common stock, representing approximately 74.9% (or 71.1% if the underwriters' option to purchase additional shares is exercised in full) of our total outstanding common stock. All such shares are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in "Underwriting," but may be sold into the market in the future. We expect that certain of the Existing Owners will be party to a registration rights agreement with us that will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. See "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 4,992,066 shares of our Class A common stock issued or reserved for issuance under our long term incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, all of our directors and executive officers, and certain of the Existing Owners have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 180 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See "Underwriting" for more information on these

agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

A portion of the proceeds from this offering will be used to make a distribution to the Existing Owners and to grant certain employees cash bonuses and will not be available to fund our operations.

As described in "Use of Proceeds," Solaris LLC intends to use approximately $47.0 million of the proceeds from this offering to make a distribution to the Existing Owners and approximately $5.0 million of the proceeds from this offering to grant cash bonuses to certain employees and consultants. Consequently, such portion of the proceeds from this offering will not be available to fund our operations, capital expenditures or acquisition opportunities. See "Use of Proceeds."

Solaris Inc. will be required to make payments under the Tax Receivable Agreement for certain tax benefits that it may claim, and the amounts of such payments could be significant.

In connection with the closing of this offering, Solaris Inc. will enter into a Tax Receivable Agreement with the TRA Holders. This agreement will generally provide for the payment by Solaris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Solaris Inc. actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of certain increases in tax basis and certain benefits attributable to imputed interest. Solaris Inc. will retain the benefit of the remaining 15% of these cash savings.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers, asset sales, other forms of business combination or other changes of control), and we make the termination payment specified in the Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return.

The payment obligations under the Tax Receivable Agreement are Solaris Inc.'s obligations and not obligations of Solaris LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of any redemption of Solaris LLC Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount and timing of the taxable income we generate in the future, the U.S. federal income tax rates then applicable, and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis.

The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in us. For additional information regarding the Tax Receivable Agreement, see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $161.3 million (based on an assumed initial public offering price of $16.50 per share of Class A common stock, the midpoint of the range set forth on the cover of this prospectus) after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to contribute all of the net proceeds of this offering received by us to Solaris LLC in exchange for Solaris LLC Units. Solaris LLC will use the net proceeds as follows:

Sources of Funds		Use of Funds	
	(In millions)		
Net proceeds from this offering	$161.3	Repayment of our Credit Facility	$ 5.5
		Payment of cash bonuses to certain employees and consultants(1)	5.0
		Distribution to Existing Owners(2)	47.0
		General corporate purposes, including capital expenditures	103.8
Total sources of funds	$161.3	Total uses of funds	$161.3

(1) Represents cash bonuses payable to certain employees and consultants upon consummation of this offering. The ultimate amount of the bonus is based on the initial public offering price to the public. The amount set forth in the table assumes an initial public offering price of $16.50 per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus). A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, the aggregate cash bonus amount by approximately $0.3 million. See "Executive Compensation."

(2) Represents a pro rata distribution of cash to the Existing Owners equal to the product of 3,030,303 times the assumed initial public offering price per share of Class A common stock after underwriting discounts and commissions. A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, the cash distribution to the Existing Owners by approximately $2.8 million.

We intend to fund our $40.0 million to $55.0 million 2017 capital program with a portion of the net proceeds from this offering, along with cash flows from operations. We have not yet made final decisions with respect to our use of the remaining proceeds for general corporate purposes, though we may use such proceeds to develop additional proppant logistics capabilities, identify and develop new product and service offerings or pursue acquisitions. We cannot currently allocate specific percentages of the net proceeds that we may use for such purposes. Until we use our net proceeds of the offering, we intend to invest the funds in United States government securities and other short-term, investment-grade, interest-bearing instruments or high-grade corporate notes.

The revolving credit commitments under our Credit Facility (the "Revolving Facility") have a scheduled maturity date of December 1, 2018 and the advance loan commitments under our Credit Facility (the "Advance Loan Facility") have a scheduled maturity date of December 1, 2021. As of December 31, 2016, the Credit Facility had an outstanding balance of approximately $2.5 million and bore interest at a weighted average interest rate of 5.3%. The borrowings to be repaid, which consist of $1.0 million under the Revolving Facility and $1.5 million under the Advance Loan Facility, were incurred primarily to fund capital expenditures and the growth of our business. While we currently do not have plans to immediately borrow additional amounts under our Credit Facility, we may at any time reborrow amounts repaid under the Revolving Facility and we may do so to fund our capital program and for other general corporate purposes. In connection with this offering, we expect to amend our Credit Facility to, among other things, terminate the Advance Loan Facility and extend the maturity

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2016:

- on an actual basis; and

- on an as adjusted basis after giving effect to (i) the transactions described under "Corporate Reorganization," (ii) the sale of shares of our Class A common stock in this offering at the assumed initial offering price of $16.50 per share (the midpoint of the range set forth on the cover of this prospectus) and (iii) the application of the net proceeds from this offering as set forth under "Use of Proceeds."

You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", our consolidated financial statements and related notes and our unaudited pro forma financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2016	
	Actual	As Adjusted
	(in thousands, except share counts and par value) (unaudited)	
Cash and cash equivalents	$ 3,568	$115,340
Long-term debt, including current maturities		
Credit Facility(1)(2)	$ 2,500	$ —
Notes payable	451	451
Capital leases	239	239
Total Debt	$ 3,190	$ 690
Members'/Stockholders' equity		
Members' equity	$71,346	$ —
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); 600,000,000 shares authorized, 10,600,000 shares issued and outstanding (As Adjusted)	—	106
Class B common stock, zero par value, no shares authorized, issued or outstanding (Actual); 180,000,000 shares authorized, 31,624,320 shares issued and outstanding (As Adjusted)	—	—
Preferred stock, $0.01 per share; no shares authorized, issued or outstanding (Actual), 50,000,000 shares authorized, no shares issued and outstanding (As Adjusted)	—	—
Additional paid-in capital	—	81,832
Accumulated deficit	—	(3,300)
Total members'/stockholders' equity	$71,346	$ 78,638
Noncontrolling interest	—	138,984
Total capitalization	$74,536	$218,312

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(1) Excludes debt issuance costs. Our senior secured credit facility and the related debt issuance costs are reflected in our financial statements. See Note 9, "Senior Secured Credit Facility" to our consolidated financial statements as of December 31, 2016 included elsewhere in this prospectus for further information.

(2) As of December 31, 2016, our senior secured credit facility consisted of up to $10.0 million aggregate principal amount of advance term loan commitments and up to $1.0 million aggregate principal amount of revolving credit commitments. We anticipate that the amended credit facility we expect to enter into in connection with this offering will consist of up to $20.0 million aggregate principal amount of revolving credit commitments. As of April 20, 2017, we had $5.5 million of outstanding borrowings under our senior

secured credit facility. After giving effect to the sale of shares of our Class A common stock in this offering, the application of the anticipated net proceeds therefrom and the anticipated amendment of our credit facility in connection therewith, we expect to have $20.0 million of available borrowing capacity under our credit facility.

The information presented above assumes no exercise of the underwriters' option to purchase additional shares. The table does not reflect shares of Class A common stock reserved for issuance under our long-term incentive plan, which we plan to adopt in connection with this offering, including 623,827 restricted shares of our Class A common stock expected to be issued in connection with this offering and 591,261 shares of Class A common stock issuable upon exercise of outstanding stock options.

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of December 31, 2016 was approximately $58.3 million, or $1.68 per share of Class A common stock. Net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering (assuming that 100% of our Class B common stock has been exchanged for Class A common stock on a one-for-one basis). After giving effect to the transactions described under "Corporate Reorganization" and the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of December 31, 2016 would have been approximately $204.5 million, or $4.84 per share. This represents an immediate increase in the net tangible book value of $3.16 per share to our Existing Owners and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $11.66 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been redeemed for Class A common stock):

Initial public offering price per share		$16.50
Pro forma net tangible book value per share as of December 31, 2016 (after giving effect to our corporate reorganization)	$ 1.68	
Increase per share attributable to new investors in this offering	3.16	
As adjusted pro forma net tangible book value per share after giving further effect to this offering		4.84
Dilution in pro forma net tangible book value per share to new investors in this offering(1)		$11.66

(1)   If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $12.59 or $10.71, respectively.

The following table summarizes, on an adjusted pro forma basis as of December 31, 2016, the total number of shares of Class A common stock owned by our Existing Owners (assuming that 100% of our Class B common stock has been redeemed for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by our Existing Owners and to be paid by new investors in this offering at $16.50, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	Share
			(in thousands)		
Existing Owners	31,624,320	74.9%	$ 73,686,207	29.6%	$ 2.33
New investors in this offering	10,600,000	25.1	174,900,000	70.4	16.50
Total	42,224,320	100.0%	$248,586,207	100.0%	$ 5.89

The data in the table excludes 4,992,066 shares of Class A common stock initially reserved for issuance under our long-term incentive plan, including (i) the 623,827 restricted shares of our Class A common stock expected to be issued to certain officers, directors, employees and consultants in connection with this offering and (ii) 591,261 shares of Class A common stock issuable upon exercise of outstanding stock options.

	Year ended December 31,	
	2016	**2015**
	(in thousands, except per share and operating data)	
Pro forma information(1):		
Pro forma net loss(2)	$ (1,072)	
Pro forma non-controlling interest(3)	(1,959)	
Pro forma net loss attributable to common stockholders(2)	$ (3,031)	
Pro forma net loss per share attributable to common stockholders(4)		
Basic	$ (0.29)	
Diluted	$ (0.29)	
Pro forma weighted-average number of shares(4)		
Basic	10,600,000	
Diluted	10,600,000	
Balance Sheet Data (at period end):		
Property, plant and equipment, net	$ 54,350	$ 46,846
Total assets	77,236	70,553
Long-term debt (including current portion)	3,041	529
Total liabilities	5,890	3,085
Total members' equity	71,346	67,468
Cash Flow Statement Data:		
Net cash provided by operating activities	$ 4,521	$ 2,156
Net cash used in investing activities	(10,935)	(27,859)
Net cash provided by financing activities	3,059	7,878
Other Data:		
Adjusted EBITDA(5)	$ 6,788	$ 1,659
Revenue days(6)	5,745	2,579

(1) For additional information regarding our pro forma information, please see the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus.

(2) Pro forma net loss reflects a pro forma income tax benefit of $1.7 million for the year ended December 31, 2016, of which $1.7 million is associated with the income tax effects of the corporate reorganization described under "—Corporate Reorganization" and this offering. Solaris Inc. is a corporation and is subject to U.S. federal and State of Texas income tax. Our predecessor, Solaris LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated net loss in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(3) Reflects the pro forma adjustment to non-controlling interest and net income attributable to common stockholders to reflect the ownership of Solaris LLC Units by each of the Existing Owners.

(4) Pro forma net loss per share attributable to common stockholders and weighted average shares outstanding reflect the estimated number of shares of Class A common stock we expect to have outstanding upon the completion of our corporate reorganization described under "Corporate Reorganization." Pro forma weighted average shares outstanding used to compute pro forma earnings per share for the year ended December 31, 2016 excludes 326,858 shares of weighted average restricted Class A common stock expected to be issued in connection with this offering under our long-term incentive plan, 488,399 shares of Class A common stock issuable upon exercise of outstanding stock options and 31,624,320 Class B Common Stock, as these shares would be antidilutive. The Company uses the "if-converted" method to determine the potential dilutive effect of its Class B Common Stock. On a pro forma basis for the year ended December 31, 2016, Class B Common Stock was not recognized in dilutive earnings per share calculations as they would have been antidilutive.

maintain financial flexibility and proactively monitor potential capital sources, including equity and debt financing, to meet our investment and target liquidity requirements and to permit us to manage the cyclicality associated with our business.

As described in "Use of Proceeds," we intend to contribute all of the net proceeds we receive from this offering to Solaris LLC in exchange for Solaris LLC Units. Solaris LLC will use the net proceeds it receives to (i) fully repay the existing balance of approximately $5.5 million under our Credit Facility, (ii) to pay $5.0 million in cash bonuses to certain employees and consultants, (iii) to distribute approximately $47.0 million to Existing Owners as part of the corporate reorganization being undertaken in connection with this offering and (iv) for general corporate purposes, including to fund our 2017 capital program. Please see "Use of Proceeds." Following this offering, we intend to finance most of our capital expenditures, contractual obligations and working capital needs with cash generated from operations, proceeds from this offering and borrowings under our Credit Facility. We currently estimate that our capital expenditures for 2017 will range from $40.0 million to $55.0 million, the majority of which we expect will be used to manufacture additional systems for our fleet. We continuously evaluate our capital expenditures and the amount we ultimately spend will depend on a number of factors, including expected industry activity levels and company initiatives. We believe that our operating cash flow, proceeds from this offering and available borrowings under our Credit Facility will be sufficient to fund our operations for at least the next twelve months.

At December 31, 2016, cash and cash equivalents totaled $3.6 million.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,		
	2016	2015	Change
	(in thousands)		
Net cash provided by operating activities	$ 4,521	$ 2,156	$ 2,365
Net cash used in investing activities	(10,935)	(27,859)	16,924
Net cash provided by financing activities	3,059	7,878	(4,819)
Net change in cash	$ (3,355)	$(17,825)	$14,470

Analysis of Cash Flow Changes Between the Years Ended December 31, 2016 and 2015

Operating Activities. Net cash provided by operating activities was $4.5 million for the year ended December 31, 2016, compared to $2.2 million for the year ended December 31, 2015. The increase in operating cash flow was primarily attributable to an increase in the number of revenue days, partially offset by an increase in accounts receivable as a result of higher rental revenue.

Investing Activities. Net cash used in investing activities was $10.9 million for the year ended December 31, 2016, compared to $27.9 million for the year ended December 31, 2015 due to a reduction in the manufacturing rate of new proppant systems. During the year ended December 31, 2016, $9.5 million of capital expenditures were related to manufacturing new proppant systems, and $1.2 million of capital expenditures were related to capital improvements in our manufacturing facility. During the year ended December 31, 2015, $27.3 million of capital expenditures were related to manufacturing new proppant systems, and $0.6 million of capital expenditures were related to capital improvements in our manufacturing facility.

Financing Activities. Net cash provided by financing activities was $3.1 million for the year ended December 31, 2016, compared to $7.9 million for the year ended December 31, 2015. During the year ended December 31, 2016, we borrowed $2.5 million under our Credit Facility and an existing member paid off its applicable promissory note and interest for $0.9 million in cash. During the year ended December 31, 2015, our members made capital contributions of $8.2 million.

Inc., Devon Energy and Apache Corporation, and oilfield service companies, such as ProPetro Services, Inc. We currently provide our equipment and services in many of the most active oil and gas basins in the U.S., including the Permian Basin, the Eagle Ford Shale, the SCOOP/STACK Formation and the Marcellus Shale/Utica Shale. As of March 31, 2017, more than 80% of our current fleet was deployed to customers who are renting multiple systems.

- *Scalable, vertically integrated manufacturing capability.* Because we are a vertically integrated manufacturer, we have the flexibility to adjust our manufacturing operations to both meet customer demand and to react to market conditions. Our manufacturing facility in Early, Texas is currently producing two systems per month, and we believe that we have the capacity to manufacture up to four systems per month without expanding these existing facilities. We currently have more demand for our systems than we can satisfy with our current fleet, and we expect to increase our fleet to between 60 and 64 systems by the end of 2017 in response to customer demand.

- *Capital-efficient business model resulting in strong operational cash flow.* Our internal manufacturing capacity helps us reduce and maintain control over the amount of capital required to expand our fleet. In addition, we have low operating costs and maintaining our systems requires minimal expenditures, which we expect will enable us to generate strong operational cash flow, though we incurred a net loss for the year ended December 31, 2015.

- *Strong balance sheet and financial flexibility.* We believe our balance sheet strength represents a significant competitive advantage, allowing us to proactively grow our fleet and weather industry cycles, while also pursuing initiatives to further grow and expand our product offerings with new and existing customers. Our customers seek to employ well-capitalized service providers that are in the best position to meet their service requirements and their financial obligations, and, as a result we intend to continue to maintain a strong balance sheet. At the closing of this offering, we expect to have approximately $129.8 million in liquidity from $109.8 million of cash on hand and $20.0 million of available capacity under our credit facility, which we expect to amend in connection with this offering to among other things, increase the aggregate commitment thereunder. Our liquidity will provide us with the means to manufacture additional systems, increase our service offerings and generally grow our operations.

- *Track record of providing safe operations and equipment.* We believe we are among the safest well site equipment and service providers in the oil and natural gas industry, as evidenced by an achieved TRIR of zero for our field services activity for the twelve month periods ended December 31, 2016 and 2015. Our systems do not require well site personnel to visually identify inventory levels or operate ancillary handling machinery, such as forklifts, to transfer proppant from the storage area to the blender. As a result, we are able to provide a safer operating environment and reduce the number of required well site personnel. In addition, our system significantly reduces respirable silica dust levels traditionally associated with handling proppant and is compliant with standards recently implemented by the National Institute for Occupational Safety and Health.

- *Seasoned management team with extensive industry experience.* The members of our management team are seasoned operating, financial and administrative executives with extensive experience in and knowledge of the energy industry and specifically, the oilfield services industry. Each member of our management team brings significant leadership and operational experience with long tenures in the industry at highly regarded companies, including Anadarko Petroleum, FTS International, Western Company, BJ Services, Baker Hughes, Hexion Inc., PPG and Citigroup. The members of our executive management team provide us with valuable insight into our industry and a thorough understanding of customer requirements.

Mr. Lanham has broad knowledge of the energy industry and significant experience with energy companies. We believe his skills and background qualifies to serve as a member of our board of directors.

Kyle S. Ramachandran—Chief Financial Officer. Kyle S. Ramachandran was named our Chief Financial Officer in February 2017. Mr. Ramachandran was previously our Vice President, Corporate Development and Strategy from October 2014 to January 2017, our Secretary from December 2014 to January 2017 and the Vice President of Solaris Energy Capital from February 2014 to September 2014. From August 2011 to January 2014, Mr. Ramachandran was a member of the Barra Energia management team, a private equity sponsored E&P company based in Rio de Janeiro. From 2009 to 2011, Mr. Ramachandran was an Associate at First Reserve, a global energy-focused private equity firm. Mr. Ramachandran began his career as an investment banker in the Mergers & Acquisitions Group at Citigroup. Mr. Ramachandran received a Bachelor of Science in Finance and Accounting from the Carroll School of Management Honors Program at Boston College, where he graduated cum laude.

Kelly L. Price—Chief Operating Officer. Kelly L. Price was named our Chief Operating Officer in March 2017. Mr. Price served as an operations consultant to us from January 2017 to February 2017. Mr. Price was previously a consultant for Accendo Services LLC from August 2016 to December 2016. From September 2015 to July 2016, Mr. Price pursued entrepreneurial opportunities in the pressure pumping industry. From January 2014 to August 2015, Mr. Price served as Senior Vice President of Pumping Services, Wireline and Logistics for FTS International, the then-largest private oilfield service company in North America. From August 2010 to October 2013, Mr. Price served as President, U.S. for Trican Well Service, subsequent to which he evaluated potential opportunities prior to joining FTS International. Mr. Price began his career at BJ Services, where he spent 32 years, including senior roles such as Vice President of Global Sales and Marketing, Vice President of West Division Sales and Rocky Mountain Regional Manager. Mr. Price began his career as field operator in Alberta, Canada.

Cynthia M. Durrett—Chief Administrative Officer. Cynthia M. Durrett was named our Chief Administrative Officer in March 2017. Ms. Durrett was previously our Vice President of Business Operations from October 2014 to February 2017 and the Vice President of Business Operations of Solaris Energy Capital from October 2013 to September 2014. From July 2013 to September 2013, Ms. Durrett served as an independent consultant in the proppant industry. From 2007 to June 2013, Ms. Durrett was the Director of Business Planning and Capital Projects for Cadre Proppants. Ms. Durrett previously served as Managing Director of Dynegy Midstream Services ("Dynegy"), where she provided leadership to several sectors of the organization including information technology, regulated energy delivery, natural gas liquids and midstream. Ms. Durrett began her career at Ferrell North America, where she managed operations for the energy commodities trading business, including natural gas liquids and refined products. Ms. Durrett received a Bachelor of Science in Business Administration from Park University in Kansas City, Missouri, where she graduated with distinction.

Lindsay R. Bourg—Chief Accounting Officer. Lindsay R. Bourg was named our Chief Accounting Officer in April 2017. From July 2009 to April 2017, Ms. Bourg served in various roles of responsibility including Vice President, Chief Accounting Officer and Controller, for Sabine Oil & Gas Corporation after serving as Controller for Sabine Oil & Gas LLC. Sabine Oil & Gas LLC was a privately held upstream company which actively engaged in the acquisition, exploration, development, and production of oil and natural gas through debt and equity financings of nearly $4.0 billion. In July 2015, Sabine Oil & Gas Corporation filed a petition for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code and emerged from reorganization under Chapter 11 in August 2016. Prior thereto, Ms. Bourg held management and senior level positions at Davis Petroleum Corporation, Burlington Resources and PricewaterhouseCoopers LLP. Ms. Bourg's accounting experience spans both public and private companies within the energy industry. Ms. Bourg obtained her Bachelor of Business Administration degree in Accounting from Texas State University where she graduated magna cum laude and is a Certified Public Accountant.

James R. Burke—Director Nominee. James R. Burke has been nominated to serve as a member of our board of directors, effective concurrently with this offering and has served as a manager of our predecessor since October 2014. Since July 2013 Mr. Burke has served on the board of Centurion, a private equity sponsored oilfield services company based in Aberdeen, Scotland. Mr. Burke served as the Chief Executive Officer and

offering closes. Such awards will consist of restricted stock with an aggregate grant date value equal to $2.9 million for all employees and consultants (including our named executive officers), which represents 178,373 shares of restricted stock (assuming the value of each restricted share is equal to $16.50 (which represents the midpoint of the price range set forth on the cover of this prospectus with respect to a share of our common stock)). These restricted stock awards will vest on the first anniversary of the date of grant.

Based on an assumed initial offering price of $16.50 per share of Class A common stock (the midpoint of the range set forth on the cover of this prospectus), we expect that the aggregate amount of the cash portion of such bonus payments will be approximately $5.0 million for all employees and consultants, with William A. Zartler and Kyle S. Ramachandran receiving $1,748,863 and $715,210, respectively. We expect Mr. Zartler and Mr. Ramachandran to receive restricted stock awards with a value of $582,945 and $715,226, respectively, which represents approximately 35,330 and 43,347 shares (based on an assumed initial offering price of $16.50 per share of Class A common stock (the midpoint of the range set forth on the cover of the prospectus)), respectively. A $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share of Class A common stock would increase or decrease the aggregate amount of the cash portion of such bonus payments by approximately $343,503.

2017 Long Term Incentive Plan

In connection with this offering, we intend to adopt an omnibus equity incentive plan, the Solaris Oilfield Infrastructure, Inc. 2017 Long Incentive Plan (the "2017 Plan"), for the employees, consultants and the directors of the Company and its affiliates who perform services for us. The following description of the 2017 Plan is based on the form we anticipate adopting, but the 2017 Plan has not yet been adopted and the provisions discussed below remain subject to change. As a result, the following description is qualified in its entirety by reference to the final form of the 2017 Plan once adopted. In connection with this offering, we expect to grant awards under the 2017 Plan consisting of (i) restricted stock with an aggregate grant date fair value equal to $2.9 million to certain employees, including our named executive officers, and consultants, as further described in "—IPO Bonuses" above and (ii) restricted stock with an aggregate grant date value equal to $7.3 million to our executive officers, with Gregory A. Lanham and Kyle S. Ramachandran receiving 242,424 and 90,909 shares, respectively (based on an assumed initial offering price of $16.50 per share of Class A common stock (the midpoint of the range set forth on the cover of this prospectus)), which awards shall vest in three equal annual installments on the first three anniversaries of the date of grant. In addition, we currently anticipate that all outstanding unit options granted under the Solaris Oilfield Infrastructure, LLC 2015 Membership Unit Option Plan will be exchanged for substantially equivalent (after giving effect to the reorganization transactions occurring in connection with this offering) options to acquire our Class A common stock under the 2017 Plan. Other than such awards, we do not currently anticipate granting additional awards under the 2017 Plan at this time. The restricted stock awards granted in connection with the initial public offering bonuses described above should be not be interpreted as representative of the 2017 Plan awards that may be granted to our employees and/ or directors in the future.

The 2017 Plan will provide for potential grants of: (i) incentive stock options qualified as such under U.S. federal income tax laws ("incentive options"); (ii) stock options that do not qualify as incentive stock options ("nonstatutory options," and together with incentive options, "options"); (iii) stock appreciation rights ("SARs"); (iv) restricted stock awards ("restricted stock awards"); (v) restricted stock units ("restricted stock units" or "RSUs"); (vi) bonus stock ("bonus stock awards"); (vii) performance awards ("performance awards"); (viii) dividend equivalents; (ix) other stock-based awards; (x) cash awards; and (xi) substitute awards (referred to collectively herein with the other awards as the "awards").

Eligibility

Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, will be eligible to receive awards under the 2017 Plan.

Securities to be Offered

Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation or similar corporate event, 4,992,066 shares of our Class A common stock will be available for delivery pursuant to awards under the 2017 Plan. If an award under the 2017 Plan is forfeited, settled for cash or expires without the actual delivery of shares, any shares subject to such award will again be available for new awards under the 2017 Plan.

Types of Awards

Options—We may grant options to eligible persons including: (i) incentive options (only to our employees or those of our subsidiaries) which comply with section 422 of the Code; and (ii) nonstatutory options. The exercise price of each option granted under the 2017 Plan will be stated in the option agreement and may vary; however, the exercise price for an option must not be less than the fair market value per share of Class A common stock as of the date of grant (or 110% of the fair market value for certain incentive options), nor may the option be re-priced without the prior approval of our stockholders. Options may be exercised as the Administrator determines, but not later than ten years from the date of grant. The Administrator will determine the methods and form of payment for the exercise price of an option (including, in the discretion of the Administrator, payment in Class A common stock, other awards or other property) and the methods and forms in which Class A common stock will be delivered to a participant.

SARs—A SAR is the right to receive a share of Class A common stock, or an amount equal to the excess of the fair market value of one share of the Class A common stock on the date of exercise over the grant price of the SAR, as determined by the Administrator. The exercise price of a share of Class A common stock subject to the SAR shall be determined by the Administrator, but in no event shall that exercise price be less than the fair market value of the Class A common stock on the date of grant. The Administrator will have the discretion to determine other terms and conditions of a SAR award.

Restricted stock awards—A restricted stock award is a grant of shares of Class A common stock subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the Administrator in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the Administrator. Except as otherwise provided under the terms of the 2017 Plan or an award agreement, the holder of a restricted stock award will have rights as a stockholder, including the right to vote the Class A common stock subject to the restricted stock award or to receive dividends on the Class A common stock subject to the restricted stock award during the restriction period. The Administrator shall provide, in the restricted stock award agreement, whether the restricted stock will be forfeited upon certain terminations of employment. Unless otherwise determined by the Administrator, Class A common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the restricted stock award with respect to which such Class A common stock or other property has been distributed.

Restricted stock units—RSUs are rights to receive Class A common stock, cash, or a combination of both at the end of a specified period. The Administrator may subject RSUs to restrictions (which may include a risk of forfeiture) to be specified in the RSU award agreement, and those restrictions may lapse at such times determined by the Administrator. Restricted stock units may be settled by delivery of Class A common stock, cash equal to the fair market value of the specified number of shares of Class A common stock covered by the RSUs, or any combination thereof determined by the Administrator at the date of grant or thereafter. Dividend equivalents on the specified number of shares of Class A common stock covered by RSUs may be paid on a current, deferred or contingent basis, as determined by the Administrator on or following the date of grant.

Bonus stock awards—The Administrator will be authorized to grant Class A common stock as a bonus stock award. The Administrator will determine any terms and conditions applicable to grants of Class A common stock, including performance criteria, if any, associated with a bonus stock award.

CORPORATE REORGANIZATION

We were incorporated as a Delaware corporation in February 2017. Following this offering and the related transactions, we will be a holding company whose sole material asset will consist of membership interests in Solaris LLC. Solaris LLC owns all of the outstanding equity interest in the subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, we will be the sole managing member of Solaris LLC and will be responsible for all operational, management and administrative decisions relating to Solaris LLC's business and will consolidate financial results of Solaris LLC and its subsidiaries. The Solaris LLC Agreement will be amended and restated to, among other things, admit Solaris Inc. as the sole managing member of Solaris LLC.

In connection with this offering, (a) all of the membership interests in Solaris LLC held by the Existing Owners, will be converted into (i) a single class of units in Solaris LLC representing in the aggregate 31,624,320 Solaris LLC Units and (ii) the right to receive the distributions of cash and shares of Class B common stock described in clauses (c) and (d) below, (b) Solaris Inc. will issue and contribute 31,624,320 shares of its Class B common stock and all of the net proceeds of this offering to Solaris LLC in exchange for a number of Solaris LLC Units equal to the number of shares of Class A common stock issued in the offering (assuming no exercise of the underwriters' option to purchase additional shares), (c) Solaris LLC will use a portion of the proceeds from this offering to distribute to the Existing Owners, on a pro rata basis, an aggregate amount of cash equal to 3,030,303 times the initial public offering price per share of Class A common stock after underwriting discounts and commissions and (d) Solaris LLC will distribute to each of the Existing Owners one share of Class B common stock for each Solaris LLC Unit such Existing Owner holds. In the event that we increase or decrease the number of shares of Class A common stock sold in this offering, (i) the number of Solaris LLC Units and shares of Class B common stock issued to our Existing Owners will correspondingly decrease or increase, respectively, and (ii) the amount of cash distributed to our Existing Owners on a pro rata basis will correspondingly increase or decrease, respectively.

To the extent the underwriters' option to purchase additional shares is exercised in full or in part, Solaris Inc. will contribute the net proceeds therefrom to Solaris LLC in exchange for an additional number of Solaris LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters' option. Solaris LLC will use any such net proceeds to redeem from the Existing Owners on a pro rata basis a number of Solaris LLC Units (together with an equivalent number of shares of our Class B common stock) equal to the number of shares of Class A common stock issued pursuant to the underwriters' option to purchase additional shares.

After giving effect to these transactions and the offering contemplated by this prospectus and assuming the underwriters' option to purchase additional shares is not exercised:

- the Existing Owners will own all of the Class B common stock, representing 74.9% of our capital stock (of which, (i) Yorktown will own approximately 46.4% of our Class B common stock, representing approximately 34.3% of our capital stock and (ii) William A. Zartler, the Chairman of our board of directors, will beneficially own approximately 40.1% of our Class B common stock, representing approximately 29.6% of our capital stock);

- Solaris Inc. will own an approximate 25.1% interest in Solaris LLC; and

- the Existing Owners will own an approximate 74.9% interest in Solaris LLC.

If the underwriters' option to purchase additional shares is exercised in full:

- the Existing Owners will own Class B common stock, representing 71.1% of our capital stock (of which, (i) Yorktown will own approximately 46.4% of our Class B common stock, representing approximately 32.6% of our capital stock and (ii) Mr. Zartler will beneficially own approximately 40.1% of our Class B common stock, representing approximately 28.1% of our capital stock);

- Solaris Inc. will own an approximate 28.9% interest in Solaris LLC; and

- the Existing Owners will own an approximate 71.1% interest in Solaris LLC.

The 12,676,659 shares of Class B common stock that are expected to be beneficially owned by Mr. Zartler following completion of the offering as discussed above includes 11,330,235 shares (or 10,760,576 shares, if the underwriters' option to purchase additional shares is exercised in full) of Class B common stock, representing approximately 35.8% of our Class B common stock and 26.5% of our capital stock (or 35.8% of our Class B common stock and 25.1% of our capital stock, if the underwriters' option to purchase additional shares is exercised in full) following completion of this offering, that are held by LSS, an entity that Mr. Zartler may be deemed to control. LSS has advised us that it intends, following completion of this offering, to make a pro rata distribution of all of the shares of Class B common stock and Solaris LLC Units it receives in connection with our Corporate Reorganization on a pro rata basis to its members. In connection with such distribution, it is anticipated that Solaris Energy Capital, a company controlled by Mr. Zartler, will receive 5,584,401 shares (or 5,303,440 shares, if the underwriters' option to purchase additional shares is exercised in full) of Class B common stock. Accordingly, following such distribution, it is expected that Mr. Zarter will beneficially own 6,930,825 shares (or 6,582,169 shares, if the underwriters' option to purchase additional shares is exercised in full) of Class B common stock, representing approximately 21.9% of our Class B common stock and 16.2% of our capital stock (or 21.9% of our Class B common stock and 15.4% of our capital stock, if the underwriters' option to purchase additional shares is exercised in full) following the completion of this offering and the distribution by LSS. The LSS Distribution will not impact Yorktown's ownership in us. Additionally, following the distribution, we do not expect any of our Existing Owners other than Yorktown, Solaris Energy Capital and Mr. Zartler to own more than 5% of our outstanding capital stock.

Please see "Security Ownership of Certain Beneficial Owners and Management."

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and transactions related thereto, will be owned by:

- each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

- each member of our board of directors and each of our director nominees;

- each of our named executive officers; and

- all of our directors and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 9811 Katy Freeway, Suite 900, Houston, Texas 77024.

The table does not reflect any Class A common stock that directors and officers may purchase in this offering through the directed share program described under "Underwriting."

	Shares Beneficially Owned After the Offering (Assuming No Exercise of the Underwriters' Over-Allotment Option)(1)						Shares Beneficially Owned After the Offering (Assuming the Underwriters' Over-Allotment Option is Exercised in Full)(1)					
	Class A Common Stock		Class B Common Stock		Combined Voting Power(2)		Class A Common Stock		Class B Common Stock		Combined Voting Power(2)	
	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
5% Stockholders:												
Yorktown Energy Partners X, L.P. (3)	—	—	14,678,651	46.4%	14,678,651	34.3%	—	—	13,940,641	46.4%	13,940,641	32.6%
Loadcraft Site Services LLC (4)(5)	—	—	11,330,235	35.8%	11,330,235	26.5%	—	—	10,760,576	35.8%	10,760,576	25.1%
Solaris Energy Capital, LLC (5)(6)	—	—	5,942,762	18.8%	5,942,762	13.9%	—	—	5,643,784	18.8%	5,643,784	13.2%
Directors, Director Nominees and Named Executive Officers:												
Gregory A. Lanham	—	—	—		—		—	—	—		—	
Kyle S. Ramachandran (5)	—	—	739,352	2.3%	739,352	1.7%	—	—	702,133	2.3%	702,133	1.6%
William A. Zartler (5)(6)	—	—	12,676,659	40.1%	12,676,659	29.6%	—	—	12,039,305	40.1%	12,039,305	28.1%
James R. Burke (5)(7)	10,629	*	77,125	0.2%	87,753	0.2%	10,629	*	73,256	0.2%	83,885	0.2%
Edgar R. Giesinger	—	—	—		—		—	—	—		—	
W. Howard Keenan, Jr.	—	—	—		—		—	—	—		—	
F. Gardner Parker	—	—	—		—		—	—	—		—	
A. James Teague	—	—	—		—		—	—	—		—	
Directors and executive officers as a group (11 persons) (5)(6) (8)(9)	80,374	*	13,725,955	43.4%	13,806,329	32.2%	80,374	*	13,035,780	43.4%	13,116,154	30.6%

* Less than 1%

(1) Subject to the terms of the Solaris LLC Agreement, each Existing Owner will, subject to certain limitations, have the right to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris LLC Unit redeemed. In connection with such acquisition, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Person Transactions—Solaris LLC Agreement." Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. The Company has the option to deliver cash in lieu of shares of Class A common stock upon exercise by a Solaris Unit Holder of its redemption right. As a result, beneficial ownership of Class B common stock and Solaris LLC Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units and stock may be redeemed.

(2) Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The Existing Owners will hold one share of Class B common stock for each Solaris LLC Unit that they own. Each share of Class B common stock has no economic rights, but entitles

the holder thereof to one vote for each Solaris Unit held by such holder. Accordingly, the Existing Owners collectively have a number of votes in Solaris Inc. equal to the number of Solaris LLC Units that they hold. See "Corporation Reorganization," "Description of Capital Stock—Class A Common Stock" and "—Class B Common Stock."

(3) Yorktown X Company LP is the sole general partner of Yorktown Energy Partners X, L.P. Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP. As a result, Yorktown X Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners X, L.P. Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the shares held by Yorktown Energy Partners X, L.P. in excess of their pecuniary interest therein. W. Howard Keenan, Jr. is a manager of Yorktown X Associates LLC. Mr. Keenan disclaims beneficial ownership of the shares held by Yorktown Energy Partners X, L.P. The address for Yorktown Energy Partners X, L.P. is 410 Park Avenue, 19th Floor, New York, New York 10022.

(4) SEC Loadcraft Management LLC ("Loadcraft Management") is the sole manager of Loadcraft Site Services LLC ("LSS") and has the authority to vote or dispose of the shares held by LSS in its sole discretion. The sole manager of Loadcraft Management is William A. Zartler. As a result, Mr. Zartler may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by LSS. Mr. Zartler disclaims beneficial ownership of the shares held by LSS in excess of his pecuniary interest therein.

(5) Following the completion of this offering, LSS has advised us that it intends to make a pro rata distribution of all of the Solaris LLC Units and shares of our Class B common stock it receives in connection with our Corporate Reorganization on a pro rata basis to its members. In connection with such distribution, it is anticipated that Mr. Ramachandran will receive 444,141 shares of Class B common stock, Mr. Burke will receive 77,125 shares of Class B common stock, Ms. Durrett will receive 232,819 shares of Class B common stock and Solaris Energy Capital, a company controlled by Mr. Zartler, will receive 5,584,401 shares of Class B common stock. Because such individuals expect to receive the Class B shares within 60 days of the closing of the offering of our shares of Class A common stock, these shares have been included in the table.

(6) Mr. Zartler is the sole member of Solaris Energy Capital and has the authority to vote or dispose of the shares held by Solaris Energy Capital in his sole discretion. Mr. Zartler disclaims beneficial ownership of the shares held by Solaris Energy Capital in excess of his pecuniary interest therein.

(7) Includes options to purchase 10,629 shares of our Class A common stock at an exercise price of $2.87 per share exercisable by James R. Burke within the next 60 days.

(8) Includes options to purchase 80,374 shares of our Class A common stock at an exercise price of $2.87 per share exercisable by certain of our executive officers and directors within the next 60 days.

(9) Does not include 531,355 restricted shares of our Class A common stock to be granted to certain of our executive officers and directors in connection with the consummation of this offering. See "Executive Compensation—IPO Bonuses" and "Executive Compensation—2017 Long-Term Incentive Plan."

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated   ,
2017, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC
and Goldman, Sachs & Co. are acting as representatives, the following respective numbers of shares of Class A
common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	
Goldman, Sachs & Co.	
Morgan Stanley & Co. LLC.	
Evercore Group L.L.C.	
Piper Jaffray & Co.	
Tudor, Pickering, Holt & Co. Securities, Inc.	
Wells Fargo Securities, LLC	
Raymond James & Associates, Inc.	
Oppenheimer & Co. Inc.	
Seaport Global Securities LLC	
Wunderlich Securities, Inc.	
Total	10,600,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of
Class A common stock in the offering if any are purchased, other than those shares covered by the option
described below. The underwriting agreement also provides that if an underwriter defaults the purchase
commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted the underwriters a 30-day option to purchase up to 1,590,000 additional shares at the initial
public offering price less the underwriting discounts and commissions. The option may be exercised only to
cover any over-allotments of Class A common stock.

The underwriters propose to offer the shares of Class A common stock initially at the initial public offering
price on the cover page of this prospectus and to selling group members at that price less a selling concession of
$ per share. The underwriters and selling group members may allow a discount of $ per share
on sales to other broker/dealers. After the initial offering of the shares of Class A common stock, the
underwriters may change the initial public offering price and concession and discount to broker/dealers. The
offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters'
right to reject any order in whole or in part.

The following table summarizes the compensation and estimated expenses that we will pay:

	Per Share		Total	
	Without Option	With Option	Without Option	With Option
Underwriting Discounts and Commissions				
Paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We estimate that our out-of-pocket expenses for this offering will be approximately $3.1 million. We have
also agreed to reimburse the underwriters for certain of their expenses in an amount up to $30,000 as set forth in
the underwriting agreement.

SOLARIS OILFIELD INFRASTRUCTURE, INC.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Introduction

Solaris Oilfield Infrastructure, Inc. (the "Company" or "Solaris Inc.") is a newly-formed Delaware corporation formed by Solaris Oilfield Infrastructure, LLC ("Solaris LLC") to engage in the manufacturing and rental of patented mobile proppant management systems that unload, store and deliver proppant at oil and natural gas well sites. The following unaudited pro forma consolidated financial statements of the Company reflect the historical consolidated results of Solaris LLC, on a pro forma basis to give effect to the following transactions, which are described in further detail below, as if they had occurred on December 31, 2016, for unaudited pro forma balance sheet purposes, and on January 1, 2016, for unaudited pro forma statement of operations purposes:

- the Corporate Reorganization described under "Corporate Reorganization" elsewhere in this prospectus;

- the initial public offering of shares of Class A common stock and the use of the net proceeds therefrom as described in "Use of Proceeds" (the "Offering"). The net proceeds from the sale of the Class A common stock are expected to be $161.3 million (based on an assumed initial offering price of $16.50, the midpoint of the range set forth on the cover of this prospectus), net of underwriting discounts of approximately $10.5 million and other offering costs of $3.1 million; and

- in the case of the unaudited consolidated pro forma statement of operations, a provision for corporate income taxes at an effective rate of 38.1%, inclusive of all U.S. federal, state and local income taxes.

The unaudited pro forma consolidated balance sheet of the Company is based on the historical consolidated balance sheet of Solaris LLC as of December 31, 2016 and includes pro forma adjustments to give effect to the described transactions as if they had occurred on December 31, 2016. The unaudited pro forma consolidated statement of operations of the Company are based on the audited historical consolidated statement of operations of Solaris LLC for the year ended December 31, 2016, having been adjusted to give effect to the described transactions as if they occurred on January 1, 2016.

The unaudited pro forma consolidated financial statements have been prepared on the basis that the Company will be taxed as a corporation under the Internal Revenue Code of 1986, as amended, and as a result, will become a tax-paying entity subject to U.S. federal and state income taxes, and should be read in conjunction with "Corporate Reorganization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Party Transactions—Tax Receivable Agreement" and with the audited historical consolidated financial statements and related notes of Solaris LLC, included elsewhere in this prospectus.

The pro forma data presented reflect events directly attributable to the described transactions and certain assumptions the Company believes are reasonable. The pro forma data are not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated above or which could be achieved in the future because they necessarily exclude various operating expenses, such as incremental general and administrative expenses associated with being a public company. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, INC.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2016

	Historical Solaris Oilfield Infrastructure, LLC	Pro Forma Adjustments	Pro Forma Solaris Oilfield Infrastructure, Inc.
		(in thousands)	
Assets			
Current assets:			
Cash	$ 3,568	$111,772 (a)	$115,340
Accounts receivable, net	4,510	—	4,510
Prepaid expenses and other current assets	403	—	403
Inventories	1,365	—	1,365
Total current assets	9,846	111,772	121,618
Property, plant and equipment, net	54,350	—	54,350
Goodwill	13,004	—	13,004
Deferred tax assets	—	51,774 (b)	51,774
Intangible assets, net	36	—	36
Deferred financing costs	—	100 (c)	100
Total assets	$77,236	$163,646	$240,882
Liabilities and members' equity			
Current liabilities:			
Accounts payable	$ 705	$ —	$ 705
Accrued liabilities	2,144	(32)(b)	2,112
Current portion of capital lease obligations	26	—	26
Current portion of notes payable	169	—	169
Current portion of senior secured credit facility	31	(31)(c)	—
Total current liabilities	3,075	(63)	3,012
Capital lease obligations, net of current portion	213	—	213
Notes payable, net of current portion	282	—	282
Senior secured credit facility, net of current portion	2,320	(2,320)(c)	—
Payable to related parties pursuant to tax receivable agreement	—	19,753 (b)	19,753
Total liabilities	5,890	17,370	23,260
Members' equity	71,346	(71,346)(d)	—
Shareholders' equity:			
Preferred stock	—	—	—
Common stock	—	—	—
Class A	—	106 (d)	106
Class B	—	—	—
Additional paid-in capital	—	81,832 (e)	81,832
Accumulated earnings (deficit)	—	(3,300) (f)	(3,300)
Total shareholders' equity	—	7,292	78,638
Noncontrolling interest	—	138,984 (g)	138,984
Total equity	71,346	146,276	217,622
Total liabilities and equity	$77,236	$163,646	$240,882

The accompanying notes are an integral part of these unaudited pro forma
consolidated financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

	Historical Solaris Oilfield Infrastructure, LLC	Pro Forma Adjustments	Pro Forma Solaris Oilfield Infrastructure, Inc.
		(in thousands)	
Revenue			
Proppant system rental....................................	$14,594	$ —	$ 14,594
Proppant system services................................	3,563	—	3,563
Total revenue	18,157	—	18,157
Operating costs and expenses			
Cost of proppant system rental (excluding $3,352 of depreciation and amortization, shown separately)......................	1,431	—	1,431
Cost of proppant system services (excluding $160 of depreciation and amortization, shown separately)......................	4,916	—	4,916
Depreciation and amortization	3,792	—	3,792
Salaries, benefits and payroll taxes	3,061	5,393 (a)	8,454
Selling, general and administrative (excluding $280 of depreciation and amortization, shown separately)	2,096	—	2,096
Total operating expenses	15,296	5,393	20,689
Operating income (loss)	2,861	(5,393)	(2,532)
Interest expense..	(23)	(187) (b)	(210)
Other income (expense)....................................	8	—	8
Total other income (expense)	(15)	(187)	(202)
Income (loss) before income tax expense	2,846	(5,580)	(2,734)
Income tax expense (benefit)..................................	43	(1,705) (c)	(1,662)
Net Income (loss)...	2,803	(3,875)	(1,072)
Less: Net Income Attributable to Noncontrolling Interests	—	(1,959) (d)	(1,959)
Net Income (Loss) Attributable To Stockholders	$ 2,803	$(5,834)	$ (3,031)
Net Income Per Common Share (e)			
Basic			$ (0.29)
Diluted			$ (0.29)
Weighted Average Common Shares Outstanding (e)			
Basic			10,600,000
Diluted			10,600,000

The accompanying notes are an integral part of these unaudited pro forma
consolidated financial statements.

F-4

SOLARIS OILFIELD INFRASTRUCTURE, INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma consolidated balance sheet:

(a) Reflects the following:

    i.   estimated gross proceeds of $174.9 million from the issuance and sale of 10,600,000 shares of Class A common stock based on an assumed initial offering price of $16.50 per share, the midpoint of the range set forth on the cover of this prospectus, net of underwriting discounts and commissions of approximately $10.5 million, in the aggregate;

    ii.   use of cash to fund additional estimated expenses related to the Offering of approximately $3.1 million;

    iii.   use of cash to fund a one-time $5.0 million payment of cash bonuses to certain employees and consultants;

    iv.   use of cash to fund a $47.0 million distribution to the Existing Owners;

    v. $3.0 million of additional borrowings under our Credit Facility that were made in April 2017;

    vi.   use of cash to fund the repayment of $5.5 million of outstanding borrowings under our Credit Facility;

    vii.   use of cash to fund $0.1 million of fees related to the amendment to our Credit Facility; and

    viii. $5.1 million of cash received from the repayment of promissory notes due to Solaris and related interest.

(b) Reflects adjustments to give effect to tax adjustments associated with the Corporate Reorganization and adjustments to give effect to the Tax Receivable Agreement (as described in "Certain Relationships and Related Party Transactions—Tax Receivable Agreement"). We will record an aggregate increase of $51.8 million in deferred tax assets (or $61.9 million if the underwriters exercise in full their option to purchase additional shares) based on the following assumptions:

    i.   We will record $28.6 million in deferred tax assets (or $26.5 million if the underwriters exercise in full their option to purchase additional shares) for the estimated income tax effects of the differences in the tax basis and the books basis of the assets owned by Solaris Inc. following the completion of the Corporate Reorganization. We will also record $23.2 million (or $35.4 million if the underwriters exercise in full their option to purchase additional shares) in deferred tax assets associated with Solaris Inc.'s deemed acquisition for U.S. federal income tax purposes of Solaris Units in connection with this offering;

    ii.   We will record 85% of the estimated realizable tax benefit of $23.2 million (or $35.4 million if the underwriters exercise in full their option to purchase additional shares), or $19.8 million, associated with Solaris Inc.'s deemed acquisition for U.S. federal income tax purposes of Solaris Units in connection with this offering as a payable to related parties pursuant to the Tax Receivable Agreement; and

    iii.   We will record a reduction of $32,000 in accrued franchise tax as a result of the estimated income tax effects of the differences in the tax basis and the books basis of the assets owned by Solaris Inc. following the completion of the Corporate Reorganization.

The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the Tax Receivable Agreement have been estimated. All of the effects of changes in any of our estimates after the date of the purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

(c) Reflects the following adjustments related to the amendment of the Credit Facility:

    i. $0.1 million of deferred financing costs related to the amendment of our Credit Facility, as described in note (a)(vii) above;

    ii.   additional borrowings of $3.0 million under our Credit Facility that were made in April 2017, as described in note (a)(v) above; and

    iii.   repayment of $5.5 million of outstanding borrowings, which includes $2.5 million of outstanding borrowings as of December 31, 2016 and the additional $3.0 million of borrowings made under our Credit Facility in April 2017, as described in note (a)(vi) above.

(d) Represents an adjustment to members'/stockholders' equity reflecting:

    i.   par value of $0.1 million for 10,600,000 shares of Class A common stock to be outstanding following this offering; and

    ii.   a decrease of $71.3 million in members' equity, which includes a $5.1 million repayment of promissory notes due to Solaris and related interest, as described in note (a)(viii) above, to allocate a portion of Solaris Inc.'s equity to the non-controlling interest.

(e) Represents the effect of:

    i.   the issuance of shares of Class A common stock in this Offering and the application of the net proceeds therefrom of $101.6 million;

    ii.   the net impact of $30.3 million related to the recording of deferred tax assets and the payable related to the Corporate Reorganization and the Tax Receivable Agreement, as described under note (b)(i) and (b)(ii) above and note (f)(ii) below;

    iii.   a $47.0 million distribution to the Existing Owners as described in note (a)(iv) above; and

    iv.   estimated expenses related to the Offering of approximately $3.1 million as described in note (a)(ii) above.

The total pro forma adjustment to additional paid-in capital is an increase of $81.8 million.

(f) Represent the effect of:

    i.   a one-time $5.0 million payment of cash bonuses to certain employees and consultants, as described in note (a)(iii) above; and

    ii.   an income tax benefit of $1.7 million as a result of the estimated income tax effects of the differences in the tax basis and the books basis of the assets owned by Solaris Inc. following the completion of the Corporate Reorganization.

(g) Represents non-controlling interest due to consolidation of financial results of Solaris LLC. As described in "Our Corporate Structure," Solaris Inc. will become the sole managing member of Solaris LLC. Solaris Inc. will initially have a minority economic interest in Solaris LLC, but will have 100% of the voting power and control over the management of Solaris LLC.

SOLARIS OILFIELD INFRASTRUCTURE, INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma consolidated statement of operations:

(a) Reflects the amortization of restricted stock compensation expense of $5.4 million related to the vesting of restricted shares of our Class A common stock that are expected to be issued in connection with this offering.

(b) Reflects the following adjustments related to the amendment of the Credit Facility:

    i.   The expense of debt issuance costs of $0.1 million related to the Advance Loan Facility that will be terminated in connection with the amendment to our Credit Facility; and

    ii. $38,000 of unused commitment fees, as a result of the repayment of $5.5 million of outstanding borrowings in connection with the Offering and the amendment to our Credit Facility.

On a pro forma basis, there would have been no outstanding borrowings under Solaris LLC's credit facility as of January 1, 2016.

(c) Reflects estimated incremental income tax provision of $1.7 million associated with the Company's historical results of operations assuming the Company's earnings had been subject to federal income tax as a subchapter C corporation using a statutory tax rate of approximately 38.1% and based on the Company's ownership of 25.1% (28.9% if the underwriters' option to purchase additional shares of Class A common stock is exercised in full) of Solaris LLC following completion of this offering. This rate is inclusive of U.S. federal and state income taxes.

(d) Reflects the reduction in consolidated net income attributable to noncontrolling interest for Solaris LLC's historical results of operations. Upon completion of the Corporate Reorganization, the noncontrolling interest will be approximately 74.9% (71.1% if the underwriters' option to purchase additional shares of Class A common stock is exercised in full).

(e) Basic earnings per share measures the performance of an entity over the reporting period. Diluted EPS measures the performance of an entity over the reporting period while giving effect to all potentially dilutive common shares that were outstanding during the period. The Company uses the "if-converted" method to determine the potential dilutive effect of its Class B Common Stock. On a pro forma basis for the year ended December 31, 2016, Class B Common Stock was not recognized in dilutive earnings per share calculations as they would have been antidilutive.

SOLARIS OILFIELD INFRASTRUCTURE, INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

In addition, we have provided the below calculation to present the net impact on earnings per share assuming that all Solaris LLC Units and shares of Class B common stock are exchanged for shares of Class A common stock. Such exchange is affected by the allocation of income or loss associated with the exchange of Solaris LLC Units and shares of Class B common stock for shares of Class A common stock. Giving effect to the exchange of all Solaris LLC Units and shares of Class B common stock for shares of Class A common stock, 623,827 restricted shares of our Class A common stock expected to be issued in connection with the successful completion of this offering under our long-term incentive plan and 591,261 shares of our Class A common stock issuable upon exercise of stock options to be issued in connection with the successful completion of this offering, diluted pro forma net income (loss) per share available to Class A common stock would be computed as follows:

	Year ended December 31, 2016
	in thousands
Pro forma loss before income taxes	$ (2,734)
Adjusted pro forma income taxes (a)	873
Adjusted pro forma net loss	(1,861)
Net income (loss) attributable to existing noncontrolling interest	—
Adjusted pro forma net loss to Solaris Inc. stockholders (b)	(1,861)
Weighted average shares of Class A common stock outstanding (assuming the exchange of all Solaris LLC Units for shares of Class A common stock)	43,429,559
Pro forma diluted net income available to Class A common stock per share	$ (0.04)

(a) Represents the implied provision for income taxes assuming the exchange of all Solaris LLC Units for shares of Class A common stock of Solaris Inc. using the same method applied in calculating pro forma tax provision.

(b) Assumes elimination of non-controlling interest due to the assumed exchange of all Solaris LLC Units and shares of Class B common stock for shares of Class A common stock of Solaris Inc. as of the beginning of the period.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$ 25,431
FINRA filing fee	33,413
NYSE listing fee	244,273
Accounting and consulting fees and expenses	750,000
Legal fees and expenses	1,500,000
Printing and engraving expenses	350,000
Transfer agent and registrar fees	20,000
Miscellaneous	220,000
Total	$3,143,117

Item 14. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Furthermore, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.